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
FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

/ / Check this box if                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
no longer subject to
Section 16.  Form 4 or
Form 5 obligations may            Filed pusuant to Section 16(a) of the Securities Exchange Act of 1934,
continue.                           Section 17(a) of the Public Utility Holding Company Act of 1935
See Instruction 1(b).                     or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading         6. Relationship of Reporting Person to
                                             Symbol                                       Issuer (Check all applicable)
Dermer             Harry                      Lexington Healthcare Group, Inc. (LEXI)

(Last)            (First)       (Middle)     3. IRS Identifi-    4. Statement for         _X_ Director          _X_ 10% Owner
                                             cation Number of       Month/Year
                                             Reporting Person,       March, 1998          _X_ Officer           ___ Other
                                             if an entity                                 (give title           (specify below)
725 Town Hill Road                           (Voluntary)                                   below)
                 (Street)                                                                           President and COO
New Hartford        CT       06057
(City)            (State)    (Zip)
                                                                 5. If Amendment,         7. Individual or Joint/Group Filing
                                                                 Date of Original            (Check Applicable Line)
                                                                 Month/Year               _X_ Form filed by One Reporting Person
                                                                    April 9, 1998         ___ Form filed by More than One
                                                                                              Reporting Person
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
                                  Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security              2. Trans-    3.        4. Securities            5. Amount of       6. Owner-     7. Nature of
(Instr. 3)                        action       Trans-    Acquired (A)             Securities         ship Form:    Indirect
                                  Date         action    or Disposed of (D)       Beneficially       Direct        Beneficial
                                               Code      (Instr. 3,4 and 5)       Owned at End of    (D) or        Ownership
                                  (Month       (Instr.8)           (A)            Month              Indirect
                                   /Day/                            or                               (I)
                                   Year)       Code  V    Amount   (D) Price      (Instr.3 and 4)    (Instr. 4)    (Instr. 4)
Common Stock                      5/13/97      J(1)      615,500    A  (1)                           D
Common Stock                      5/22/97      J(2)       60,000    A  (2)                           D
Common Stock                                                                       685,500           D




*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                         (OVER)
                                                     (Print or Type Response)
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                                      Page 1 of 3

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

FORM 4 (continued)
                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of    2.Con-    3.Tran-  4.Tran-   5. Number   6.Date          7.Title and        8.Price   9.Number   10.Own-    11.Na
Derivative     version   saction  saction   of Deriv-   Exer-           Amount of          of        of         ship       ture
Security       or        Date     Code      ative       cisable and     Underlying         Deriv-    Deriv-     Form       of In-
(Instr.3)      Exercise  (Month/  (Instr.   Securities  Expiration      Securities         ative     ative      of         direct
               Price     Day/     8)        Acquired    Date            (Instr.3 and 4)    Secur-    Secur-     Deriv-     Bene-
               of        Year)              (A) or      (Month/Day                         ity       ities      ative      ficial
               Deriv-                       Disposed    Year)                              (Instr.5) Bene-      Secur-     Own-
               ative                        of (D)                                                   ficially   ity:       ship
               Security                     (Inst.3,4,                                               Owned      Direct     (Instr.
                                            and 5)                                                   at End     (D) or     4)
                                                                                                     of         Indirect
                                                                                                     Month      (I)
                                                                                                     (Instr.4)  (Instr.4)
                                  Code  V   (A)   (D)   Date    Expir-  Title   Amount
                                                        Exer-   ation           or
                                                        cisable Date            Number
                                                                                of
                                                                                Shares
Employee Stock
Option (right
to buy)        $2.625    12/17/97 A         60,000      (3)     12/16/03Common  60,000               60,000     D
                                                                        Stock

Explanation of Responses:  See Page 3.
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

                                                                              By: /s/ Harry Dermer                     5/13/98
                                                                              ** Signature of Reporting Person         Date
                                                                              Name:   Harry Dermer


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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                                      Page 2 of 3

FORM 4
(continued)

Item 1:   Harry Dermer
          725 Town Hill Road
          New Hartford, CT   06057

Item 2:   Lexington Healthcare Group, Inc. (LEXI)

Item 4:   March, 1998


Explanation of Responses:

(1) The reporting person acquired these shares of Common Stock from the Issuer in exchange for a 25% interest in Lexington Health Care Group, LLC.

(2) The reporting person acquired these shares of Common Stock from the Issuer in exchange for a 20% interest in BALZ Medical Services, Inc.

(3) The option becomes exercisable in three equal annual installments beginning on December 17, 1998.


                                      Page 3 of 3